May 1, 2009

Ms. Pamela Long

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spheric Technologies, Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed April 2, 2009
File 333-154274

Dear Ms. Long:

We have reviewed your April 20, 2009 comment letter (the “Comment Letter”) regarding the amended registration statement on Form S-1 (the “S-1”) of Spheric Technology, Inc. (the “Registrant”) filed on April 2, 2009. On behalf of the Registrant, we submit this response letter along with Amendment No. 3 to the S-1. The S-1 has been revised in conformity with your comments.

For your convenience, we have provided our responses below in a question and answer format. Your original comment is provided below in bold text, followed by our response.

Dilution, page 17

1.	We have reviewed your response to comment 4 from our letter dated February 4, 2009 and note that the discussion of net tangible book value in the first paragraph indicates it is measured on a fully-diluted basis to account for shares that may be acquired within 60 days. However, the sentence immediately prior to the table at the end of this section indicates that you calculated net tangible book value based on the “undiluted” number of shares outstanding. Please reconcile.

In response to the Staff’s comment, we have revised the disclosure on page 16 of the S-1 to indicate in all appropriate places that Net Tangible Book Value is calculated on a fully diluted basis.

Description of Business, page 18

2.	We have reviewed your response to comment 4 from our letter dated February 4, 2009 and note the sources you cite in the last paragraph on page 18 and under “Application of Microwave Processing to Wastewater and Mining” on page 21. Please provide us with copies of these sources. Please also disclose in your filing whether the information represents the most recently available data and, therefore, remains reliable. Further, if you have funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. To expedite our review, please clearly mark each source to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. We may have comments after reviewing your response.

In response to the Staff’s comment, we have removed the sources cited on pages 17, 19, 20 and 21 of the S-1 that may not have been widely available to the public. We have commissioned no research in the areas discussed and are not affiliated with any of the sources cited. We have revised the disclosure on page 21 of the S-1 to refer to publically available materials only.

Financial Statements

Balance Sheets, page F-2

3.	Please revise your balance sheet to include a descriptive caption such as “deficit accumulated during the developmental stage” in the stockholders’ equity section pursuant to paragraph 11(a) of SFAS 7. Please also revise your statement of stockholders’ deficit accordingly.

In response to the Staff’s comment, we have changed the appropriate caption on the Balance Sheet, page F-2, and on the Summary of Changes in Shareholder Deficit, page F-4.

Statements of Stockholders’ Deficit, page F-4

4.	Please revise your statements of stockholders’ deficit to provide inception to date information pursuant to paragraph 11(d) of SFAS 7. Please specifically provide the date and number of stock, warrants, rights or other equity securities issued for cash and for other consideration.

In response to the Staff’s comment, we have revised the statement to disclose activity since inception and to indicate annual changes to balances, including stock issued and warrants exercised, during each period from inception through December 31, 2008.

Statement of Cash Flows, page F-5

5.	We have read your response to comment 10 from our letter dated February 4, 2009. You indicated in your response that in subsequent periods when the long-term payable was reduced with cash payments, the change was also reflected as a financing activity. Please tell us the specific line items that include the adjustment that reflects the payment of the long-term payable related to your licensing fee as a financing activity.

In response to the Staff’s comment, we have revised the statement to reflect the transaction as a non-cash financing activity in prior years and the payments as a current period financing activity.

6.	It appears that the issuance of the notes payable related to your licensing fee should be reflected as a noncash investing or financing activity in your inception to date column. Please revise your statements of each flows accordingly. Please also tell us why the inception to date amount related to “licensing fee” is zero.

In response to the Staff’s comment, we have revised the cash flow statement accordingly and as noted in the prior comment 5.

Note 3. Basis of Presentation, page F-6

7.	You indicate that you have incurred operating losses since inception of $2,999,724 at December 31, 2008. However, on page F-3, your statements of operations indicate operating losses since inception of $3,002,298 at December 31, 2008. Please revise or advise accordingly.

In response to the Staff’s comment, we have revised the statements to reflect the proper loss since inception.

Note 4. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-7

8.	We have read your response to comment 13 from our letter dated February 4, 2009. Your current disclosure does not clearly explain how you recognize installation revenue. Please expand your revenue recognition policy to specifically address how you recognize installation revenue in accordance with SAB 104 and EITF 00-21. Please specifically address how you determine whether installation is a separable unit of accounting in your sales arrangements.

In response to the Staff’s comment, we have revised the disclosure on page 30 and the related footnote to clarify that there were no multi-deliverable sales in the current period. We want to supplementally advise the Staff that the installation of the dental machines involves connecting the machines to electricity and confirming that the furnace registers the proscribed temperature. At this time, there is no measureable event upon delivery and set-up of the machine.

Stock-Based Compensation, page F-8

9.	We have read your response to comment 12 from our letter dated February 4, 2009. Please also reconcile the fair value you determined for your common stock to the anticipated IPO price of $6.00. It is still unclear how you determined your IPO price of $6.00 when your most recent equity transactions determined that the fair value of your common stock was $1.00.

In response to the Staff’s comment, we have based our anticipated IPO price of $6.00 on several factors, which include the value of the intellectual property owned and/or licensed by the Company, the significant market opportunities available in the sintered powdered metal and ceramic component and microwave sintering equipment markets that our technology and/or licenses enables us to take advantage of, general economic conditions and conditions in the equity markets in the US and discussions with our underwriter. The Company has an exclusive license for the US for microwave sintering devices and an exclusive marketing agreement with SynoTherm, a Chinese manufacturer of microwave sintering devices. With the possible mandate of clean, green sintering furnaces as well as the cost savings in fuel and the 80% decrease of production times, the likelihood of large scale implementation of the microwave sintering solution is very likely. The Company is currently involved in the sale of microwave furnaces for dental sintering to augment its sales position while awaiting the conclusion of the IPO to fund its core competency. Over the next three years, the Company is currently projecting 1,000 dental sintering furnaces will be sold at an average price of $25,000; the Company is realizing revenue from non-dental sources as well. In the first quarter of 2009, billings for these furnaces were about $400,000. After funding ensures manifestation of the business plan, the post money valuation of $6.00 per share is at a discount to the valuation of the core intellectual property and the dental sintering projections. The difference in the IPO price versus the recent common stock sales prices is driven by the immediate valuation increase the Company will achieve once it has received the proceeds from the IPO with which to execute its business plan, along with the increase in value attributable to the Company becoming a reporting company with publicly tradeable common stock.

Note 5. Property and Equipment, page F-11

10.	During the years ended December 31, 2008 and 2007, depreciation expense was $26,187 and $61,069. Please tell us and disclose why depreciation expense was so low in fiscal 2008 as compared to fiscal 2007.

In response to the Staff’s comment, we would like to supplementally advise the Staff that while the assets acquired on inception have been mostly depreciated as of the start of 2008, there was one large capital addition in 2008, but the depreciation expense declined strictly due to the timing of the acquisitions. In particular, $123,382 in Tenant Improvements and $16,904 in Computers completed a three-year straight-line depreciation cycle in 2007, and are still in service without replacement. We have not revised the notes to the financial statements because the events are as expected. There was no change in policy or procedures.

Note 11. Related-Party Transactions, page F-15

11.	On page F-16, you indicate that you determined that the noteholders had purchased the 300,000 warrants for $111,065 and had paid $288,935 for the debt based on the relative fair value of the debt and warrants. However, on page F-2, your balance sheet indicates that $198,935 was allocated to the debt. Please revise your disclosure accordingly. You also indicate that the $111,065 is being amortized as additional interest expense over the two year life of the debt. However, on page F-5, your statement of cash flows reflects the entire $111,065 related to warrants issued with debt as an adjustment to reconcile net loss to net cash used in operating activities. Please tell us how you determined that the entire $111,065 should be included as an adjustment to operating cash flows if the amount is being amortized over two years.

In response to the Staff’s comment, we have revised the cash flow statement and the related footnote discussion on page F-16 to more accurately reflect this transaction.

Exhibit 5.1

12.	We have reviewed your response to comment 18 from our letter dated February 4, 2009 and reissue this comment with respect to the 1,333,334 shares being offered by your company. In this regard, we note that these shares have not been issued.

In response to the Staff’s comment, we have revised the form of opinion accordingly.

Sincerely,

/s/ Christian J. Hoffmann III
Christian J. Hoffmann III

cc:	Joseph Hines